                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                         APT Satellite Holdings Limited
                                (Name of Issuer)

                         Common Stock, HK$0.10 Par Value
                         (Title of Class of Securities)

                                   00203R 105
                                 (CUSIP Number)

                   China Aerospace International Holdings Ltd.
     21st Floor, China Aerospace Tower, Concordia Plaza, Science Museum Road
                           Tsimshatsui East, Hong Kong
                                 (852) 2193 8888
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         China Aerospace International Holdings Limited
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [        ]
         (b)      [        ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [        ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Hong Kong
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 22,800,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: -0-

9. Sole Dispositive Power: 22,800,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         22,800,000 shares of Common Stock, HK$0.10 par value
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [X]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)

         5.4% of the Issuer's Common Stock, HK$0.10 par value;
--------------------------------------------------------------------------------

14.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sinolike Investments Limited
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [        ]
         (b)      [        ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [        ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         British Virgin Islands
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 22,800,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: - 0 -

9. Sole Dispositive Power: 22,800,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         22,800,000 shares of Common Stock, HK$0.10 par value
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         5.4% of the Issuer's common stock, HK$0.10 par value;
--------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Chia Tai International Telecommunication Company Limited;
         soon to be renamed CASIL Satellite Holdings Limited
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [        ]
         (b)      [        ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds

         WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [        ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Hong Kong
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power: 14,400,000 shares of Common Stock, HK$0.10 par value

8.       Shared Voting Power: - 0 -

9. Sole Dispositive Power: 14,400,000 shares of Common Stock, HK$0.10 par value

10. Shared Dispositive Power: 214,200,000 shares of Common Stock, HK$0.10 par value

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,400,000 shares of Common Stock, HK$0.10 par value
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [X]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         3.4% of the Issuer's common stock, HK$0.10 par value;
--------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

Securities acquired:          Common Stock, HK$0.10 par value per share
                              ("Common Stock")

Name of Issuer:               APT Satellite Holdings Limited (the "Issuer")

Principal Executive Office:   Room 3111-3112, 31st Floor, One Pacific Place
                              88 Queensway, Hong Kong

Class of Equity Security:     Common Stock

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed by (i) China Aerospace International Holdings Limited, a company incorporated in Hong Kong with limited liability ("CASIL") and whose shares are traded on the Stock Exchange of Hong Kong, (ii) Sinolike Investments Limited, a wholly owned subsidiary of CASIL organized in the British Virgin Islands ("Sinolike"), and
(iii) Chia Tai International Telecommunication Company Limited ("Chia Tai"), a company incorporated in Hong Kong with limited liability and soon to be renamed CASIL Satellite Holdings Limited, all the issued and outstanding shares of which Sinolike acquired on April 20, 1998. Each of CASIL, Sinolike and Chia Tai (each a "Reporting Person") is engaged in the business of purchasing, for investment purposes, securities and other financial instruments, and has a business address of 21st Floor, China Aerospace Tower, Concordia Plaza, Science Museum Road, Tsimshatsui East, Hong Kong. Information relating to the directors and executive officers of each Reporting Person is set forth on Schedule A hereto which is incorporated herein by reference.

         (d) and (e) Over the past five years, neither CASIL, Sinolike nor Chia Tai, nor to the best of their knowledge any of their directors or executive officers, has been convicted in a criminal proceeding, nor was any of them a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

         On April 20, 1998, Sinolike used working capital in the amount of HK$571,050,000 to acquire the issued and outstanding capital stock of Chia Tai, and in an amount (not to exceed US$5,000,000) equal to the principal sum outstanding (as at completion) of a shareholders' loan from Chia Tai to Chia Tai's former shareholder, Telecom Holding Company Limited, to acquire such shareholders' loan. Then, on April

24, 1998, Sinolike used HK$106,596,000 of its working capital to acquire 8,400,000 shares of the Issuer from China Telecommunications Broadcast Satellite Corporation ("ChinaSat"). Both transactions are described in fuller detail in
Item 5 below.

         To the best of the knowledge of each Reporting Person, none of their directors or executive officers legally or beneficially own any share of the Issuer, directly or indirectly.

ITEM 4.           PURPOSE OF THE TRANSACTION

         Sinolike acquired Chia Tai and 8,400,000 shares of the Issuer's Common Stock for investment purposes. Each Reporting Person, and each of their directors and executive officers, may from time to time make additional purchases, directly or indirectly, of the Issuer's Common Stock and may dispose of any or all of the Issuer's Common Stock held by it. None of the Reporting Persons, and to the best of their knowledge none of their directors and executive officers, have any current plan or proposal which relates to, or could result in (a) the acquisition by any person of additional securities of the Issuer (except that Sinolike has entered into an agreement with China Aerospace Corporation to acquire an additional 8,400,000 shares of the Issuer's Common Stock, which acquisition has not yet been consummated), or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Each Reporting Person, and each of their directors and executive officers, may at any time and from time to time, review or reconsider its position with respect to the Issuer, and may change its intentions as stated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) On April 20, 1998, Sinolike purchased all the issued and outstanding capital stock of Chia Tai. Chia Tai legally and beneficially owns approximately 14,400,000 shares of the Issuer's Common Stock and 100 shares

(representing one-seventh of all the issued and outstanding capital stock) of APT Satellite International Company ("APT International"). APT International in turn legally and beneficially owns 214,200,000 shares of Common Stock, representing approximately 51% of all the Issuer's issued and outstanding Common Stock.

         The 14,400,000 shares of the Issuer's Common Stock directly held by Chia Tai represent approximately 3.4% of the Issuer's issued and outstanding Common Stock, and each of CASIL, Sinolike and Chia Tai may be deemed to have sole voting and investment power over such shares.

         The 214,200,000 shares of the Issuer's Common Stock directly held by APT International represent approximately 51% of the Issuer's issued and outstanding Common Stock. All shareholders of APT International have entered into a Shareholders' Agreement dated December 6, 1996 (the "Shareholders' Agreement"), which contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any shareholder of APT International shares in APT International, and granting mutual rights of pre-emption among such shareholders of APT International in the event of any proposed transfer by such a shareholder of any share(s) in APT International. Therefore, each of CASIL, Sinolike and Chia Tai may be deemed to share investment power over the 214,200,000 shares of the Issuer's Common Stock, which power each of CASIL, Sinolike and Chia Tai hereby disclaims.

         On April 24, 1998, Sinolike purchased another 8,400,000 shares of the Issuer's Common Stock, representing 2% of the Issuer's issued and outstanding Common Stock, from ChinaSat.

         (c) Except as described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 above, has effected any transaction in the Issuer's Common Stock during the preceding 60 days.

         (d) To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares representing more than 5% of the Issuer's issued and outstanding Common Stock.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All shareholders of APT International have entered into the Shareholders' Agreement, as described in Item 5 above. Chia Tai, now wholly owned by Sinolike, is a shareholder of APT International. In addition, ChinaSat is a shareholder of APT International, and since Sinolike has purchased 8,400,000 shares of the Issuer's

Common Stock from ChinaSat, Sinolike will become a party to the Shareholders' Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Shareholders' Agreement, dated December 6, 1996.

         Exhibit 2. Joint Filing Agreement, dated April 29, 1998, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigneds, the undersigneds certify that the information set forth in this statement is true, complete and correct.

April 29, 1998


CHINA AEROSPACE INTERNATIONAL              SINOLIKE INVESTMENTS LIMITED
HOLDINGS LIMITED



By:      /s/ GONG Hanbing                  By:      /s/ GONG Hanbing
Name:    GONG Hanbing                      Name:    GONG Hanbing
Title:   Director                          Title:   Director



CHIA TAI INTERNATIONAL
TELECOMMUNICATION COMPANY
LIMITED



By:      /s/ GONG Hanbing
Name:    GONG Hanbing
Title:   Director

                                   SCHEDULE A


                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED



Name of Directors

Business Address
Present Principal
Occupation/Employment
WANG Mei Yue
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Chairman and President of CASIL Group
LIANG Wenhao
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group

CHEN Shukang
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
LI Xue Ming
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong

Executive director and vice-president of CASIL Group
WU Xiaolong
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group

                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED



Name of Directors

Business Address
Present Principal
Occupation/Employment

GONG Hanbing
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
LEE Hung Sang **
48/F., Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong
Director and Deputy General Manager of Gan Ao Int'l (Holdings) Co., Ltd. CHAN Ching Har, Eliza **
21B, Bank of China Tower
1 Garden Road
Central
Hong Kong
Senior Partner of Jewkes & Partners
PAN Yue *
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Non-executive director of CASIL Group
LI Baoan *
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road

Tsim Sha Tsui East
Kowloon
Hong Kong
Non-executive director of CASIL Group
LIANG Kunwu *
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director of CASIL Telecommunications Holdings Limited

                 CHINA AEROSPACE INTERNATIONAL HOLDINGS LIMITED



Name of Directors

Business Address
Present Principal
Occupation/Employment

SHEN Dabin *

21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong

Non-executive director of
CASIL Group
CHEN Qiu Fa *
8/F., A, Qiancun Commercial
Building, 2#, 5th District
Anzhen Xili
Chaoyang
Beijing
PRC 100029
Non-executive director of
CASIL Group
WANG Guo Lin *
8/F., A, Qiancun Commercial
Building, 2#, 5th District
Anzhen Xili
Chaoyang
Beijing
PRC 100029
Non-executive director of CASIL Group





                                     - END -

* non-executive directors
** independent non-executive directors

                          SINOLIKE INVESTMENTS LIMITED



Name of Directors

Business Address
Present Principal
Occupation/Employment

WANG Mei Yue
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
BAO Yuan
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
GONG Hanbing 21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group



                                     - END -

            CHIA TAI INTERNATIONAL TELECOMMUNICATION COMPANY LIMITED



Name of Directors

Business Address
Present Principal
Occupation/Employment

LIANG Wenhao
21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
WU Xiaolong 21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group
GONG Hanbing 21/F., China Aerospace Tower
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui East
Kowloon
Hong Kong
Executive director and vice-president of CASIL Group




                                     - END -